FILE NO. 070-08989

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   CERTIFICATE OF CONSUMMATION WITH RESPECT TO
     ACQUISITION OF VOTING STOCK OF NON-AFFILIATE ELECTRIC UTILITY COMPANIES

                                FirstEnergy Corp.

Pursuant to requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, FirstEnergy Corp. ("FirstEnergy") hereby reports and certifies as follows:

     On November 8, 1997, FirstEnergy consummated the transactions contemplated by the application/declaration (the "Application") in File No. 070-08989. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued in this file.

November 17, 1997

                                    FirstEnergy Corp.


                                    By /s/ H.L. Wagner
                                    ------------------------
                                    Name: H.L. Wagner
                                    Title: Controller


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               [LETTERHEAD OF WINTHROP, STIMSON, PUTNAM & ROBERTS]







                                November 17, 1997





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:      FirstEnergy Corp. Application/Declaration on Form U-1
                  -----------------------------------------------------

Ladies and Gentlemen:

         We are New York counsel to FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), and we are furnishing this opinion in connection with the Certificate of Consummation of Transaction (the "Certificate") delivered on the date hereof pursuant to the Public Utility Holding Company Act of 1935 (the "Act") and Rule 24(a) thereunder, and relating to the Application/Declaration, as amended, on Form U-1 (File No. 070-08989) (the "Declaration") of FirstEnergy, in connection with the acquisition of voting stock of non-affiliate electric utility companies. The Commission permitted the Declaration to become effective by its Order set forth in Release No. 35-26772 dated November 5, 1997.

         We have previously furnished our opinion dated January 24, 1997, filed as Exhibit F-1 to the Declaration. In connection with this opinion, we have examined such papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters as we have deemed relevant or necessary for the purpose of this opinion. We have assumed the authenticity of all documents submitted as originals, the genuiness of all signatures, the legal capacity of natural persons and the conformity to originals of all documents submitted as copies. We have also examined the Declaration filed with the Securities and Exchange Commission (the "Commission") under the Act requesting an order of the Commission under the Act (i) authorizing the direct and indirect acquisition by FirstEnergy of all of the issued and outstanding voting securities ("Common Stock") of Ohio Edison Company, an Ohio corporation ("Ohio Edison"), The Cleveland Electric Illuminating Company, an Ohio corporation ("Cleveland Electric"), The Toledo Edison Company, an Ohio corporation ("Toledo Edison") and Pennsylvania Power Company, a Pennsylvania corporation ("Penn Power") as well as 20.5% of the Common Stock of Ohio Valley Electric Corporation, an Ohio corporation ("OVEC") (which, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation ("IKEC")) and (ii) granting such other authorizations as may be necessary in connection therewith.

         Such acquisition was effected on November 8, 1997 through the transactions contemplated by (i) the Agreement and Plan of Merger, dated as of September 13, 1996 (the "Merger Agreement") between Ohio Edison and Centerior,
(ii) the Merger Agreement by and among Ohio Edison Company, FirstEnergy Corp. and Ohio Edison Acquisition Corp., attached to the Merger Agreement as Exhibit A (the "Ohio Edison Merger Agreement"), and (iii) the Merger Agreement by and among Centerior Acquisition Corp., FirstEnergy Corp. and Centerior Energy Corporation, attached to the Merger Agreement as Exhibit B (the "Centerior Merger Agreement" and, together with the Merger Agreement and the Ohio Edison Merger Agreement, the "Merger Agreements"). The Merger Agreements provided, among other things, for (i) the merger of Centerior with and into FirstEnergy Corp., (immediately after the merger of a wholly-owned subsidiary of FirstEnergy with and into Centerior pursuant to the Centerior Merger Agreement) and (ii) the merger of another wholly-owned subsidiary of FirstEnergy with and into Ohio
Edison pursuant to the Ohio Edison Merger Agreement (collectively, the "Merger"). FirstEnergy is now a holding company which directly holds all of the Ohio Edison Common Stock, Cleveland Electric Common Stock and Toledo Edison Common Stock. Penn Power remains a wholly-owned subsidiary of Ohio Edison. FirstEnergy also owns indirectly 20.5% of the OVEC Common Stock. The Merger Agreements provided for the issuance of approximately 230,300,000 shares, $0.10 par value, of common stock of FirstEnergy (the "Shares").

         Based  upon  our   examination  of  the   Declaration  and  such  other
instruments, documents and matters of law as we have deemed requisite, we are of the opinion that:

1. FirstEnergy is duly incorporated and validly existing under the laws of the State of Ohio, with full power and authority (corporate and other) to own its properties and conduct its business as described in the Declaration.

2. (i) All laws of the State of Ohio applicable to the Merger have been complied with, (ii) the Shares are legally issued, fully paid and nonassessable, and the holders thereof are entitled to the rights appertaining thereto set forth in the Amended Articles of Incorporation of FirstEnergy, (iii) FirstEnergy has legally acquired, directly or indirectly, all of the issued and outstanding voting securities of Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power and 20.5% of the issued and outstanding voting securities of OVEC and (iv) the consummation of the transactions proposed in said Declaration did not violate the legal rights of the holders of any securities issued by FirstEnergy or any associate company thereof.

3. The acquisitions have been carried out in accordance with the Declaration.



                                    Very truly yours,


                                    /s/ Winthrop, Stimson, Putnam & Roberts


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